Bartly J. Loethen
Direct: 312.454.0312
bart@synergylawgroup.com

July 25, 2008

VIA FEDERAL EXPRESS
Mr. Mark P. Shuman
Branch Chief – Legal
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	Title Starts Online, Inc.
Third Amended Registration Statement on Form S-1
Filed July 25, 2008
File No. 333-149036

Dear Mr. Shuman:

This letter is in response to your comment letter dated July 21, 2008 to Mark DeFoor, President and CEO of Title Starts Online, Inc. (the “Company”) regarding the Company’s Pre-Effective Amendment No. 2 to Form SB-2 Registration Statement on Form S-1/A filed July 1, 2008, a copy of which is attached for your convenience. Attached hereto is a marked copy of the Company’s Pre-Effective Amendment No. 3 to Registration Statement on Form S-1/A (the “Registration Statement”) which has been filed electronically on EDGAR along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

1. We have revised the language on the outside front cover page of the prospectus to delete the extension language consistent with the terms of the offering.

Description of Business, page 18

2. We have revised our disclosure to provide that the Company will launch its website and commence sales to the public in the fourth quarter of 2008. Conforming revisions also appear in “Risk Factors” on page 8 and “Use of Proceeds” on page 12.

Management’s Discussion and Analysis or Plan of Operation, page 21

Liquidity and Capital Resources, page 21

3. We have added language in this section to provide that the Company is currently expending no capital pending completion of the Offering. Further, we have added language to disclose that the Company has not begun operations and has no historical periods with which to compare anticipated future capital needs but knows of no event or future trend which would cause the Company’s anticipated capital requirements to exceed the Minimum Offering Amount.

Certain Relationships and Related Party Transactions, page 22

4. We have revised the Registration Statement to delete reference to any loan from Mr. DeFoor. In the early planning stages, Mr. DeFoor made a commitment to make a loan to the Company to provide interim financing to support any capital requirements faced by the Company pending closing of the Offering. Based on that commitment, the previous drafts of the Registration Statement included disclosure of the existence of the potential loan. As the Company’s development has evolved, however, it has become apparent that the Company does not need to obtain a loan from Mr. DeFoor because the Company is expending no capital and has made no commitments which would require an expenditure of capital prior to the closing of the Offering. The Company has determined that a loan is unnecessary and it will not seek to obtain a loan from Mr. DeFoor. Reference to the loan has, therefore, been deleted from the Registration Statement to provide accurate current disclosure.

Financial Statements, page 25

5. We have included the Company’s financial statements in Amendment No. 3.

Additional Revisions

6. Because of the passage of time, we have revised the Registration Statement to provide that the offering will close October 31, 2008 (rather than September 30, 2008).

Exhibits, page II-2

7. We have revised Exhibit 10.1 (Escrow Agreement) and Exhibit 10.2 (Subscription Agreement) to disclose the October 31, 2008 closing date.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated July 21, 2008. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

Bartly J. Loethen